ENVIRONMENTAL MONITORING AND TESTING CORPORATION
1350 East Flamingo Road
Las Vegas, Nevada  89119
(702) 376-3373

February 21, 2005

United States
Securities and Exchange Commission
Ms. Nudrat Salik
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:       Environmental Monitoring and Testing Corporation
            Form 10KSB – 9/30/04
            Form 10QSB – 12/31/04

Dear Ms. Nudrat:

FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2004

Comment applicable to your overall filings

1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

The Company understands comment 1 and will supplementally respond and or amend if necessary.

Item 6. Management’s Discussion and Analysis or Plan of Operation

2.  Please include discussion regarding your plan of operations for the next twelve months. Specifically address how you are currently funding your operations, how long you can satisfy your cash requirements, and whether you will have to raise additional funds in the next twelve months. Refer to Item 303(a) of Regulation S-B.

The Company has expanded its management’s discussion and analysis or plan of operation in its amended filings.

Item 7. Financial Statements

3.   Please tell us whether or not you are a development stage enterprise as described in paragraphs 8 and 9 of SFAS 7. If you conclude you are one, please amend to include the cumulative financial statements and disclosures required by paragraphs 11 and 12 of SFAS 7. Please similarly revise your Form 10-QSB for the period ended December 31, 2004. Please also ensure that the cumulative financial statements included in your form 10-KSB are covered by your auditor’s report.

The Company reported in its September 30, 2003 Form 10KSB that it was previously engaged in the business of drilling wells, primarily for the purpose of environmental monitoring and testing in South Carolina and Georgia.

The Company previously did have planned operations and did not report as a developing stage entity.

The Company maintains under FASB 7 that it is an inactive corporation since it has not devoted any effort to establishing a new business. The Company has not determined whether it will continue in the current business. Moreover, the expenses associated between October 1, 2003 and September 30, 2004 were costs associated with the organization of the company.

Moreover, the Company has had revenues in 2001 and 2000 associated with the then planned principal operations which have not been abandoned.

Report of Independent Registered Public Accounting Firm

4.   Your auditors indicate in their report that their audit was conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). The standards of the PCAOB encompass more than just auditing standards. Please make arrangements with your auditors to have them revise their report to indicate their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. See also SEC Release 33-8422.

The opinion letter has been changed as requested.

Statement of Operations

5.   In order not to imply a greater degree of precision that exists, please revise your presentations of loss per share in your Forms 10-KSB and 10-QSB to round only to the nearest cent.

Comment accepted and presentations were changed.

Item 14. Controls and Procedures

6.   We remind you that SEC Release 33-8238, which became effective August 14, 2003, amended previous Controls and Procedures disclosure requirements. You are now required to evaluate the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please also disclose whether or not there were any changes in your internal controls and procedures during the most recent quarter. Please amend your Form 10-KSB to include the revised disclosures required by Item 307 and 308 of Regulation S-B. Please also place these revised disclosures under Item 8A. Similarly amend your disclosures under Item 3 of your Form 10-QSB for the period ended December 31, 2004.

The Company has amended its disclosures to state there have been no changes in internal controls covered by the periods.

Exhibit 31

7.   Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please file amendments to your Forms 10-KSB and 10-QSB to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B. See SEC Release 33-8238. In doing so, please refile the Forms 10-KSB and 10-QSB in their entirety.

The Company has updated its certifications.

Very truly yours,

/s/ Dan Lee
Mr. Dan Lee